
June 7, 2012

Via Secure E-mail
David Gladstone
Chairman and Chief Executive Officer
Gladstone Land Corporation
1521 Westbranch Drive, Second Floor
McLean, VA 22102

> **Re:** **Gladstone Land Corporation**
> **Confidential Draft Registration Statement on Form S-11**
> **Submitted May 11, 2012**
> **CIK No. 0001495240**

Dear Mr. Gladstone:

We have reviewed your confidential draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended confidential draft registration statement or filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended confidential draft registration statement or filed registration statement, we may have additional comments.

General

1. Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

2. Please provide us with support for all quantitative and qualitative business and industry data used in the registration statement. For example, we note your disclosure in your "Our Industry" and "Our Investment Focus" sections. Clearly mark the specific language in the supporting materials that supports each statement. The requested information should be sent in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Securities Act Rule 418 and that such material should be returned to the registrant upon completion of the staff review process.

3.   The prospectus contains jargon and technical terms that make it difficult for investors who are not familiar with your business to understand your offering. For example only, we note the following:

- Coolers; and

- Box barns.

Please revise your document to replace technical jargon with descriptions so that an ordinary investor can better understand your disclosure. Instead of using industry jargon, explain these concepts in concrete, everyday language. If you must use industry-specific terms, please explain the meaning of the terms the first time they are used.

4.   We note that you may invest in real estate-related assets, such as mortgages. We also note that you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the Investment Company Act of 1940. Please provide us with a detailed analysis of the exemption that you and your subsidiaries intend to rely on and how your investment strategy will support that exemption. Please note that we will refer your response to the Division of Investment Management for further review.

5.   We note that you have identified yourself as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, and that you have elected to use the extended transition period for complying with new or revised accounting standards. Please revise your MD&A section to indicate in your critical accounting policy disclosures that your financial statements may not be comparable to companies that comply with public company effective dates.

6.   Please provide updated financial information pursuant to Rule 8-08 of Regulation S-X.

Cover Page of Prospectus

7.   Please identify the lead underwriters or provide a thorough explanation of why the information cannot be included.

8.   Please revise your cover page risk factors as well as your summary risk factors on page 5 to (i) quantify the extent to which your expected levels of distributions will exceed your cash available for distribution to your stockholders and (ii) indicate, if true, that one tenant is responsible for approximately 80% of your rental revenues.

Prospectus Summary, page 1

9.   Please identify your administrator in the organizational chart on page 7. Please also highlight its relationship to your adviser.

Compensation of Our Adviser and Administrator, page 8

10.   Please provide a sample calculation of the quarterly incentive fee to be paid to your adviser in a footnote to the compensation table.

11.   We note that you will reimburse your adviser for acquisition expenses. We further note your disclosure on page 7 that you will rely on outside professionals with agriculture experience that perform due diligence on the properties you intend to acquire and lease. Please revise to clarify whether you will reimburse your adviser any amounts paid to these outside professionals or otherwise explain how they will be paid.

12.   We note that you will pay for your allocable portion of the administrator's overhead expenses, including "rent for employees." Please revise to clarify what you mean by "rent for employees."

13.   We note that you will pay the allocable portion of the salaries and benefits for certain named executive officers and your disclosure on page 102. In future filings that require Item 402 or Item 404 of Regulation S-K disclosure, please disclose the amount of fees paid to the administrator, break out the total amount of administrator overhead expenses and the amount of expense reimbursements specifically related to each named executive officer.

Risk Factors, page 17

14.   We note that several risk factor subheadings merely state general facts about your business. For example, we note the following subheadings:

- "Some of our tenants could be susceptible to bankruptcy," page 18;

- "We may have conflicts of interest with our Adviser and other affiliates," page 24; and

- "Failure to make distributions would subject us to tax," page 28.

Please revise throughout as necessary to identify briefly in your subheadings the specific risks to you that result from the noted facts or uncertainties, and then elucidate as needed to provide details regarding each risk. Potential investors should be able to understand the risk as it specifically applies to you.

15.   We note your disclosure that you may also elect to sell farmland to be developed by others for urban or suburban uses. Please include risk factor disclosure that highlights the material risks associated with this business plan especially in light of the current market for development.

<u>Our distribution rate may have an adverse effect on the market price of our common stock , page 17</u>

16.   Each risk factor should contain only one discrete risk. This risk factor discusses the risk of your distribution rate's effect on the trading price of your stock and that you do not have sufficient cash flows from operations to meet your distribution rate, which is a separate and distinct risk. Please revise.

<u>The requirements of being a public company may strain our resources . . . , page 31</u>

17.   Please present the risk associated with your status as an emerging growth company under a separate subheading.

<u>Use of Proceeds, page 36</u>

18.   Please explain what you mean by "farming-related properties." To the extent that this amount includes mortgage investments, please clearly indicate as such.

<u>Distribution Policy, page 37</u>

19.   Given that you expect significant property acquisitions in your first 12 months after the offering, please tell us how you determined that your cash flows would be predictable enough to form a reasonable basis for your projections of future cash available for distribution in compliance with Item 10(b)(1) of Regulation S-K. To the extent you believe that your current factually supportable cash flows available for distribution provide reasonable support for your anticipated distributions, please address the following comments.

20.   We have considered your response to comment 13 in our letter dated October 28, 2010. We remain unclear how you determined it would be appropriate to include cash on hand as of December 31, 2011 in your calculation of cash available for distribution. Please revise your disclosure to remove cash on hand as of December 31, 2011 from your calculation of cash available for distribution and revise your estimated payout ratio accordingly.

21.   We have considered your response to comment 14 our letter dated October 28, 2010. Please revise your disclosure to include a footnote to the calculation of cash available for distribution to describe the sources of cash available to you to fund the shortfall between cash available for distribution and the estimated annual distribution to stockholders.

22.   We note from Schedule III on page F-33 that the company has a history of capital improvements on properties. Tell us why you have not included an estimate for recurring capital expenditures in your calculation of cash available for distribution.

23.   Please clarify for us whether you will be required to distribute the approximately $4.4 million of undistributed non-REIT earnings and profits accumulated in prior years, as

well as the $4.0 million related to the deferred intercompany gain resulting from land transfers upon converting to a REIT. To the extent you are required to distribute these amounts, please revise your disclosure here, and add a footnote to your calculation of cash available for distribution, to clearly state the amount and timing of these cash distributions

24.   Please disclose the extent to which you may pay distributions from offering proceeds and disclose the anticipated percentage of offering proceeds to be used, if any, to fund your annual distribution rate.

Dilution, page 42

25.   Please provide to us your calculations to determine the dilution in net tangible book value per share to new investors, including your estimation of underwriting expenses for both the offering and the potential overallotment option.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 46

Overview

26.   We note that your properties are leased under triple net leases. Although we note your disclosure on page 73, please describe in this section how you monitor tenant credit quality and identify any material changes in quality in your period-on-period disclosure.

Our Current Properties, page 80

27.   We note the aggregate appraised value of your properties is approximately $66 million. We further note that it appears certain appraisals were completed in 2010. Please revise to clarify the dates of the appraisals and whether you considered obtaining more recent appraisals. In addition, please confirm that you will file consents in connection with the appraisals and revise your Experts section accordingly.

28.   We note your disclosure of average annual effective rent per acre. Please clarify if this measure reflects the impact of tenant expense reimbursements.

29.   Please refer to footnote (2) regarding West Beach Farms on page 83. Please clarify how you calculated an "annualized" amount for this property when you did not own it for the full year.

Lease Expiration, page 84

30.   Please clarify how "initial annual base rent" is calculated.

31.   We note that approximately 79% of your total initial annual base rent is expiring in 2013. In your MD&A section, please discuss the relationship of market rents and expiring rents.

Furthermore, with respect to leases that you recently renewed, please include a comparison of new rents on renewed leases to prior rents.

Our Real Estate Experience, page 85

32.   We note your reference to the NAREIT REIT Index in this section. Please revise to clarify what companies comprise this index.

33.   We note your reference to the adverse affect of the cyclical nature of the real estate market. Please provide more specific examples of any adverse business developments or conditions with respect to the programs sponsored by your sponsor and its affiliates. Refer to Item 8.A.2 of Industry Guide 5.

Conflicts of Interest, page 110

34.   Please highlight that your administrator and adviser share common ownership.

Gladstone Land Corporation

Notes to Consolidated Financial Statements, page F-7

Note 5. Real Estate and Intangible Assets, page F-14

Real Estate, page F-14

35.   Please clarify for us what useful life you are using to amortize the below-market lease liability related to your lease with Strawberry Passion Farms. In your response, tell us whether the option to extend the lease was determined to be a bargain renewal, and how this may have impacted the amortization period.

36.   Please explain to us in further detail how you determined it would be appropriate to recognize a bargain purchase gain on the acquisition of the property in Plant City, Florida. Please cite any relevant accounting literature in your response.

2364 West Beach Road, page F-23

Historical Summary of Revenue, page F-24

37.   We note your inclusion of the Historical Summary of Revenue for the 2364 West Beach Road property, as well as the 75 Dalton Lane property. We are unclear how you determined it would be appropriate to exclude operating expenses of the properties from your audited statements of revenues and expenses for purposes of complying with Rule 3-14 of Regulation S-X. Please advise and cite the accounting literature relied upon.

38.   Given that 2364 West Beach Road and 75 Dalton Lane are subject to triple-net leases, tell us what consideration you have given to providing audited financial statements or

summarized financial statements of the lessee. In your response please provide us with the significance tests for each property acquired including the significance threshold.

Exhibits

39.   Please file all required exhibits as promptly as possible. If you are not in a position to file your legal or tax opinions with the next amendment, please provide draft copies for us to review.

General

Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provide in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in text searchable PDF files using the secure e-mail system we describe on our website at http://www.sec.gov/divisions/corpfin/cfannouncements/cfsecureemailinstructions.pdf.

Please use your Central Index Key, or CIK number, in your correspondence to us about your submission. If you did not have one when you submitted your confidential draft registration statement, we assigned one to you. You will need your CIK number to make your initial filing on EDGAR and you must take a number of steps to prepare for that filing. Following the procedures set forth in Section 3.3.1.1, of the EDGAR Filer Manual – Volume I at http://www.sec.gov/info/edgar/edgarfm-vol1-v12.pdf, you must:

- Submit a request to us to convert your EDGAR status from a paper to an electronic filer if we generated the CIK number for you.

- Request access codes and passwords to file your registration statement on the EDGAR system. If you already had a CIK number when you submitted your confidential draft, we used that number and you should confirm that you have your access codes available for filing.

If you need new or replacement EDGAR access codes and passwords, we suggest that you complete the process to obtain them well in advance of your targeted filing date. Please call the Division's Filer Support team at 202-551-8900 (choose option number four) if you have questions about this process. If you do call, please make sure to tell us that we have already assigned a CIK number to your company and have that number available.

- Make any necessary changes to your contact information and business and mailing addresses in EDGAR prior to making your initial filing so we can contact you about your filing.

When you publicly file your confidential draft registration statement and amendments on EDGAR in accordance with Section 106(a) of the JOBS Act, please:

- Attach each submission, including exhibits, to your initial registration statement as a separate Exhibit 99 document and clearly identify each confidential submission attached as an Exhibit 99 document (e.g., "Confidential Draft # 1"). Do not attach submissions marked to show changes from earlier submissions.

- Submit each item of correspondence you sent to us in connection with your confidential draft submissions, including your responses to our comments, as a separate "CORRESP" submission on EDGAR.

As you prepare correspondence to us in connection with your confidential draft registration statement, please keep in mind that we will expect you to submit that same correspondence on EDGAR so that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (SEC Staff to Release Filing Review Correspondence Earlier). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Mark Rakip, Staff Accountant, at (202) 551-3573 or Robert Telewicz, Staff Accountant, at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Erin E. Martin, Attorney-Adviser, at (202) 551-3391 or Jennifer Gowetski, Senior Counsel, at (202) 551-3401 with any other questions.

Sincerely,

/s/ Michael McTiernan

Michael McTiernan
Assistant Director